AXIM Biotechnologies, Inc.

6191 Cornerstone Court, E. Suite 114

San Diego, CA 92121

June 7, 2023

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jimmy McNamara

Re:	AXIM Biotechnologies, Inc.
Registration Statement on Form S-1 Filed June 2, 2023
File No. 333-272390

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AXIM Biotechnologies, Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-1 (File No. 333-272390) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on Friday, June 9, 2023, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request as a confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes its counsel, John P. Cleary, Esq. of Procopio, Cory, Hargreaves & Savitch LLP, to orally modify or withdraw this request for acceleration. Please contact Mr. Cleary at (619) 515-3221 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

AXIM BIOTECHNOLOGIES, INC.

/s/ John W. Huemoeller II
John W. Huemoeller II
President